Supplement dated September 17, 2025, to the Annual Notice dated

May 1, 2025, for Great-West Smart Track® Variable Annuity, Great-West Smart Track® II Variable Annuity

and Great-West Smart Track® II - 5 Year Variable Annuity

contracts issued by Empower Annuity Insurance Company of America

Variable Annuity-2 Series Account

Supplement dated September 17, 2025, to the Annual Notice dated

May 1, 2025, for Great-West Smart Track® Variable Annuity and

Great-West Smart Track® II - 5 Year Variable Annuity

contracts issued by Empower Life & Annuity Insurance Company of New York
Variable Annuity-2 Series Account of New York

This Supplement amends certain information in your variable annuity contract Annual Notice. Please read this Supplement carefully and keep it with your Annual Notice for future reference.

On or about November 1, 2025, Portfolios available under your Contract will change their names as follows:

CURRENT PORTFOLIO NAME	NEW PORTFOLIO NAME
Macquarie VIP Emerging Markets Series	Nomura VIP Emerging Markets Series
Macquarie VIP Energy Series	Nomura VIP Energy Series
Macquarie VIP International Core Equity Series	Nomura VIP International Core Equity Series
Macquarie VIP Small Cap Value Series	Nomura VIP Small Cap Value Series

After November 1, 2025, all references to the Portfolio in your Annual Notice will use the new Portfolio name. Additionally, effective on or about November 1, 2025, Macquarie Investment Management Global Limited will no longer be a Sub-Adviser to the Portfolios and any reference in the APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT section of the Annual Notice is hereby deleted.

If you have any questions regarding this Supplement, please contact your investment professional or us by calling toll free at 1-877-723-8723. You may also obtain fund prospectuses online at www.protective.com/productprospectus by selecting your Contract then “Investment Options”.

Please keep this Supplement for future reference.